Exhibit 99.1

LIZHI INC. Reports Third Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, Nov. 16, 2022 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operational Highlights

•	Net revenues were RMB565.2 million (US$79.5 million) in the third quarter of 2022, representing a 12% increase from RMB504.8 million in the third quarter of 2021.

•

Average total mobile MAUs[1] in the third quarter of 2022 was 49.7 million, compared to 58.9 million in the third quarter of 2021, primarily due to reduced advertisement spending on users with lower commercialization capability.

•	Average total monthly paying users[2] in the third quarter of 2022 was 476.7 thousand, compared to 485.5 thousand in the third quarter of 2021.

Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI, commented, “We are pleased to announce a strong performance for the third quarter, posting new record highs for both revenues and net income, demonstrating our market competitiveness and sustainability of our business model amidst the current macro conditions. In the third quarter, we remained focused on advancing our dual pillar approach of interactive entertainment plus audio-based social networking business and diversifying the product matrix through innovative product features. Internationally, we continued to strengthen our globalization capabilities; and the enhancement of our core technologies also empowered our global business expansion. Next, we will continue solidifying our core competencies, dedicated to creating greater value for our users and shareholders.”

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “Our third quarter results are a testament to our strategic execution ability, with quarterly revenues growing by 12% year-over-year and 10% quarter-over-quarter to a new record high of RMB565.2 million. As we unceasingly endeavor to optimize our operational efficiency, we achieved a profit for the fourth consecutive quarter on a GAAP basis in the third quarter of 2022, with net income growing 5% sequentially to RMB19.8 million. Going forward, we aim to continuously develop our product matrix, strengthen core technological capabilities, and unleash our commercialization potential to achieve sustainable growth over the long term.”

[1]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Third Quarter 2022 Unaudited Financial Results

Net revenues were RMB565.2 million (US$79.5 million) in the third quarter of 2022, representing an increase of 12% from RMB504.8 million in the third quarter of 2021, primarily due to the growth in average user spending on our audio entertainment products. While certain regions have started to ease the COVID-19 related restrictions, given the uncertainties as to the development of the pandemic, it is difficult to predict the extent to which it might impact the Company’s operations beyond the third quarter of 2022. This will depend on the COVID-19’s development in China and overseas, which may be subject to changes and uncertainties.

Cost of revenues was RMB376.2 million (US$52.9 million) in the third quarter of 2022, representing a 6% increase from RMB353.6 million in the third quarter of 2021, mainly attributable to an increase in the revenue sharing fees to our content creators as the Company’s revenues grew, and partially offset by decreases in the salary and welfare benefits expenses related to decreases in our operation’s headcount and share-based compensation expenses.

Gross profit was RMB189.1 million (US$26.6 million) in the third quarter of 2022, representing an increase of 25% from RMB151.3 million in the third quarter of 2021.

Non-GAAP gross profit3 was RMB190.8 million (US$26.8 million) in the third quarter of 2022, representing an increase of 24% from RMB154.5 million in the third quarter of 2021.

Gross margin in the third quarter of 2022 was 33%, compared to 30% in the third quarter of 2021. Non-GAAP gross margin in the third quarter of 2022 was 34%, compared to 31% in the third quarter of 2021.

Operating expenses were RMB176.6 million (US$24.8 million) in the third quarter of 2022, compared to RMB191.3 million in the third quarter of 2021.

Research and development expenses were RMB78.3 million (US$11.0 million) in the third quarter of 2022, representing an increase of 7% from RMB73.4 million in the third quarter of 2021. The increase was primarily due to the higher salary and welfare benefits expenses and rental expenses.

Selling and marketing expenses were RMB71.2 million (US$10.0 million) in the third quarter of 2022, compared to RMB88.2 million in the third quarter of 2021, primarily attributable to the decrease in branding and marketing expenses, partially offset by the increased salary and welfare benefits expenses. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses were RMB27.1 million (US$3.8 million) in the third quarter of 2022, compared to RMB29.7 million in the third quarter of 2021, mainly driven by a decrease in share-based compensation expenses and other miscellaneous expenses.

Operating income was RMB12.5 million (US$1.8 million) in the third quarter of 2022, compared to an operating loss of RMB40.1 million in the third quarter of 2021.

Non-GAAP operating income4 was RMB20.2 million (US$2.8 million) in the third quarter of 2022, compared to non-GAAP operating loss of RMB30.1 million in the third quarter of 2021.

Net income was RMB19.8 million (US$2.8 million) in the third quarter of 2022, compared to net loss of RMB37.1 million in the third quarter of 2021.

Non-GAAP net income was RMB27.5 million (US$3.9 million) in the third quarter of 2022, compared to non-GAAP net loss of RMB27.2 million in the third quarter of 2021.

[3]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.7 million (US$0.2 million) in the third quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[4]

Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB7.7 million (US$1.1 million) in the third quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB19.8 million (US$2.8 million) in the third quarter of 2022, compared to net loss attributable to LIZHI INC.’s ordinary shareholders of RMB37.1 million in the third quarter of 2021.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB27.5 million (US$3.9 million) in the third quarter of 2022, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB27.2 million in the third quarter of 2021.

Basic and diluted net income per ADS6 were RMB0.38 (US$0.05) in the third quarter of 2022, compared to basic and diluted net loss per ADS of RMB0.73 in the third quarter of 2021.

Non-GAAP basic and diluted net income per ADS7 were RMB0.53 (US$0.07) in the third quarter of 2022, compared to non-GAAP basic and diluted net loss of RMB0.54 per ADS in the third quarter of 2021.

Balance Sheets

As of September 30, 2022, the Company had cash and cash equivalents, short-term investments and restricted cash of RMB623.1 million (US$87.6 million).

Litigation Update

On October 1, 2022, the U.S. District Court for the Eastern District of New York (the “Federal Court”) dismissed in full a putative securities class action that had been filed against the Company and denied the plaintiff’s request for leave to amend the complaint. The Federal Court’s dismissal follows the March 2022 dismissal of a substantively similar putative class action filed in the New York Supreme Court, New York County (the “State Court”). Both lawsuits were filed in January 2021 on behalf of a putative class of purchasers of the Company’s ADSs and alleged that LIZHI’s registration statement on Form F-1 dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of COVID-19 on the Company in violation of the U.S. Securities Act of 1933. Both the Federal Court and the State Court granted the Company’s motions to dismiss all claims, concluding that LIZHI’s registration statement was not misleading as a matter of law.

[5]

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders excluding share-based compensation expenses. These adjustments amounted to RMB7.7 million (US$1.1 million) and RMB9.9 million in the third quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[7]

Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 16, 2022 (9:00 PM Beijing/Hong Kong Time on November 16, 2022).

For participants who wish to join the call, please access the link provided below to complete the online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link: hdps://register.vevent.com/register/BIdc851386d54e40d198eab6de87458639

Once complete the registration, please dial-in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company’s investor relations website at http://ir.lizhi.fm.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	533,293	517,470	72,745
Short-term investments	—	100,136	14,077
Restricted cash	4,155	5,538	779
Accounts receivable, net	6,458	3,338	469
Prepayments and other current assets	33,604	28,852	4,056

Total current assets	577,510	655,334	92,126

Non-current assets
Property, equipment and leasehold improvement, net	33,391	30,039	4,223
Intangible assets, net	2,245	1,349	190
Right-of-use assets, net	28,941	26,652	3,747
Other non-current assets	799	296	42

Total non-current assets	65,376	58,336	8,202

TOTAL ASSETS	642,886	713,670	100,328

LIABILITIES
Current liabilities
Accounts payable	80,793	51,388	7,224
Deferred revenue	20,657	26,514	3,727
Salary and welfare payable	123,075	133,472	18,763
Taxes payable	5,564	5,792	814
Short-term loans	68,999	42,000	5,904
Lease liabilities due within one year	13,929	18,028	2,534
Accrued expenses and other current liabilities	53,486	62,031	8,720

Total current liabilities	366,503	339,225	47,686

Non-current liabilities
Lease liabilities	17,076	10,195	1,433
Other non-current liabilities	4,452	4,261	599

Total non-current liabilities	21,528	14,456	2,032

TOTAL LIABILITIES	388,031	353,681	49,718

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 798,323,930 shares outstanding as of September 30, 2022).	530	543	76
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and September 30, 2022, respectively).	168	168	24
Treasury stock	(11)	(14)	(2)
Additional paid in capital	2,630,456	2,651,759	372,779
Accumulated deficit	(2,366,531)	(2,311,434)	(324,935)
Accumulated other comprehensive (loss)/income	(9,757)	18,971	2,669
TOTAL LIZHI Inc.’s shareholders’ equity	254,855	359,993	50,611

Non-controlling interests	—	(4)	(1)

TOTAL SHAREHOLDERS’ EQUITY	254,855	359,989	50,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	642,886	713,670	100,328

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	500,792	513,018	562,573	79,085	1,545,171	1,589,613	223,464
Podcast, advertising and other revenues	4,052	2,676	2,655	373	14,011	8,022	1,128

Total net revenues	504,844	515,694	565,228	79,458	1,559,182	1,597,635	224,592
Cost of revenues (1)	(353,575)	(340,063)	(376,159)	(52,880)	(1,124,099)	(1,064,843)	(149,693)

Gross profit	151,269	175,631	189,069	26,578	435,083	532,792	74,899

Operating expenses (1)
Selling and marketing expenses	(88,230)	(60,756)	(71,167)	(10,004)	(315,345)	(191,932)	(26,981)
General and administrative expenses	(29,736)	(30,550)	(27,093)	(3,809)	(72,425)	(80,021)	(11,249)
Research and development expenses	(73,377)	(70,262)	(78,320)	(11,010)	(191,183)	(219,676)	(30,882)
Total operating expenses	(191,343)	(161,568)	(176,580)	(24,823)	(578,953)	(491,629)	(69,112)
Operating (loss)/income	(40,074)	14,063	12,489	1,755	(143,870)	41,163	5,787

Interest (expenses)/income, net	(393)	480	1,321	186	(949)	1,746	245
Foreign exchange losses	(279)	(424)	(311)	(44)	(427)	(1,121)	(158)
Investment income	8	146	409	57	468	649	91
Government grants	4,084	4,169	4,178	587	9,664	10,973	1,543
Others, net	(446)	480	1,736	244	(1,051)	1,787	251

(Loss)/income before income taxes	(37,100)	18,914	19,822	2,785	(136,165)	55,197	7,759

Income tax expenses	—	(61)	—	—	—	(104)	(15)

Net (loss)/income	(37,100)	18,853	19,822	2,785	(136,165)	55,093	7,744

Net (income)/loss attributable to the non-controlling interests shareholders	—	(7)	1	—	—	4	1

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(37,100)	18,846	19,823	2,785	(136,165)	55,097	7,745

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(37,100)	18,853	19,822	2,785	(136,165)	55,093	7,744
Other comprehensive income/(loss):
Foreign currency translation adjustments	1,184	15,344	14,602	2,053	(2,696)	28,728	4,039

Total comprehensive (loss)/income	(35,916)	34,197	34,424	4,838	(138,861)	83,821	11,783

Comprehensive (income)/loss attributable to non-controlling interests shareholders	—	(7)	1	—	—	4	1
Comprehensive (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(35,916)	34,190	34,425	4,838	(138,861)	83,825	11,784

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.04)	0.02	0.02	0.00	(0.14)	0.05	0.01
—Diluted	(0.04)	0.02	0.02	0.00	(0.14)	0.05	0.01
Weighted average number of ordinary shares
—Basic	1,014,757,633	1,031,036,519	1,040,595,117	1,040,595,117	981,348,659	1,031,562,237	1,031,562,237
—Diluted	1,014,757,633	1,035,130,441	1,045,863,031	1,045,863,031	981,348,659	1,035,643,138	1,035,643,138
Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.73)	0.37	0.38	0.05	(2.78)	1.07	0.15
—Diluted	(0.73)	0.36	0.38	0.05	(2.78)	1.06	0.15
Weighted average number of ADS
—Basic	50,737,882	51,551,826	52,029,756	52,029,756	49,067,433	51,578,112	51,578,112
—Diluted	50,737,882	51,756,522	52,293,152	52,293,152	49,067,433	51,782,157	51,782,157

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,183	1,211	1,728	243	8,965	5,545	780
Selling and marketing expenses	1,084	267	455	64	2,392	1,729	243
General and administrative expenses	2,968	2,644	2,157	303	9,617	7,590	1,067
Research and development expenses	2,708	2,993	3,359	472	7,050	8,713	1,225

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	151,269	175,631	189,069	26,578	435,083	532,792	74,899
Share-based compensation expenses	3,183	1,211	1,728	243	8,965	5,545	780

Non-GAAP gross profit	154,452	176,842	190,797	26,821	444,048	538,337	75,679

Operating (loss)/income	(40,074)	14,063	12,489	1,755	(143,870)	41,163	5,787
Share-based compensation expenses	9,943	7,115	7,699	1,082	28,024	23,577	3,315

Non-GAAP operating (loss)/income	(30,131)	21,178	20,188	2,837	(115,846)	64,740	9,102

Net (loss)/income	(37,100)	18,853	19,822	2,785	(136,165)	55,093	7,744
Share-based compensation expenses	9,943	7,115	7,699	1,082	28,024	23,577	3,315

Non-GAAP net (loss)/income	(27,157)	25,968	27,521	3,867	(108,141)	78,670	11,059

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(37,100)	18,846	19,823	2,785	(136,165)	55,097	7,745
Share-based compensation expenses	9,943	7,115	7,699	1,082	28,024	23,577	3,315

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(27,157)	25,961	27,522	3,867	(108,141)	78,674	11,060

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.03)	0.03	0.03	0.00	(0.11)	0.08	0.01
—Diluted	(0.03)	0.03	0.03	0.00	(0.11)	0.08	0.01
Weighted average number of ordinary shares
—Basic	1,014,757,633	1,031,036,519	1,040,595,117	1,040,595,117	981,348,659	1,031,562,237	1,031,562,237
—Diluted	1,014,757,633	1,035,130,441	1,045,863,031	1,045,863,031	981,348,659	1,035,643,138	1,035,643,138
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.54)	0.50	0.53	0.07	(2.20)	1.53	0.21
—Diluted	(0.54)	0.50	0.53	0.07	(2.20)	1.52	0.21
Weighted average number of ADS
—Basic	50,737,882	51,551,826	52,029,756	52,029,756	49,067,433	51,578,112	51,578,112
—Diluted	50,737,882	51,756,522	52,293,152	52,293,152	49,067,433	51,782,157	51,782,157